UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F  ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ⌧

Investor Relations PRESS RELEASE

Televisa Reports First Quarter 2022 Results

Consolidated
•	On January 31st, we concluded the merger of our media, content and production assets with Univision.
•	Excluding the content assets contributed in the transaction with TelevisaUnivision for the full quarter, Revenue and Operating Segment Income (“OSI”) grew by 3.3% and 3.4%, respectively.
Cable
•	Ended the first quarter of 2022 with more than 18 million homes passed with our network
•	Organic growth of 336 thousand Revenue Generating Units (“RGUs”), reaching a total of approximately 15.0 million.
•	Revenue and OSI growth of 1.1% and 3.0%, respectively.
Sky
•	Total RGUs of 8.0 million, with 175 thousand net-disconections.
•	Revenue and OSI fell by 6.2% and 13.6%, respectively, translating into a 35.3% margin.
Other Businesses
•	Ongoing economic reopening drove strong growth at our Other Businesses segment
•	Solid revenue growth of 93.3% and positive OSI, representing a 22.7% margin.

Earnings Call Date and Time: Wednesday, April 27, 2022, at 9:00 A.M. ET.
Conference ID # is 6593265

From the U.S.: +1 (833) 353 0403	From Mexico: 800 926 9147
International callers: +1 (630) 652 5765	Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 1:00 P.M. ET on April 27 and will end at midnight on May 11.

Consolidated Results

Mexico City, April 26, 2022 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa”, “the Group” or “the Company”), today announced results for the first quarter of 2022. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
Financials have been adjusted to reflect the impact of the TelevisaUnivision transaction. Results from the content assets included in the transaction are presented as discontinued operations.
The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2022 and 2021, in millions of Mexican pesos:

		Margin		Margin	Change
	1Q’22%		1Q’21%		%
Net sales	18,609.2	100.0	18,022.3	100.0	3.3
Operating segment income[1]	7,217.1	38.5	6,979.7	38.4	3.4
1 The operating segment income margin is calculated as a percentage of segment net sales.
Net sales, increased by 3.3% to Ps.18,609.2 million in the first quarter of 2022 compared with Ps.18,022.3 million in the first quarter of 2021. This increase was driven by revenue growth at the Cable and Other Businesses segments. Operating segment income increased by 3.4%, translating into a 38.5% margin.
The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2022 and 2021, in millions of Mexican pesos:

		Margin		Margin	Change
	1Q’22%		1Q’21%		%
Net sales	18,609.2	100.0	18,022.3	100.0	3.3
Net income (loss)	52,856.6	284.0	(325.8)	(1.8)	n/a
Net income (loss) attributable to stockholders of the Company	52,642.1	282.9	(584.4)	(3.2)	n/a
Segment net sales	18,741.3	100.0	18,160.8	100.0	3.2
Operating segment income (1)	7,217.1	38.5	6,979.7	38.4	3.4
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company amounted to Ps.52,642.1 million in the first quarter of 2022, compared with a net loss of Ps.584.4 million in the first quarter of 2021. The favorable change of Ps.53,226.5 million reflected: (i) a Ps.54,110.0 million increase in income from discontinued operations; (ii) a Ps.413.6 million increase in share of income of associates and joint ventures, net; (iii) a Ps.327.2 million increase in income before depreciation and amortization; (iv) a Ps.115.2 million increase in income tax benefit; and (v) a Ps.44.1 million decrease in net income attributable to non-controlling interests.
These favorable variances were partially offset by (i) a Ps.1,273.7 million increase in finance expense, net; (ii) a Ps.419.2 million increase in depreciation and amortization; and (iii) a Ps.90.7 million increase in other expense, net.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2022 and 2021, for each of our business segments. Consolidated results for the first-quarter of 2022 and 2021 are presented in millions of Mexican pesos.

Net Sales	1Q’22%		1Q’21%		Change %
Cable	11,804.5	63.0	11,676.5	64.3	1.1
Sky	5,275.7	28.1	5,624.8	31.0	(6.2)
Other Businesses	1,661.1	8.9	859.5	4.7	93.3
Segment Net Sales	18,741.3	100.0	18,160.8	100.0	3.2
Intersegment Operations[1]	(132.1)		(138.5)
Net Sales	18,609.2		18,022.3		3.3

Operating Segment Income[2]	1Q’22	Margin %	1Q’21	Margin %	Change %
Cable	4,979.3	42.2	4,834.6	41.4	3.0
Sky	1,861.4	35.3	2,154.4	38.3	(13.6)
Other Businesses	376.4	22.7	(9.3)	(1.1)	n/a
Operating Segment Income	7,217.1	38.5	6,979.7	38.4	3.4
Corporate Expenses	(333.7)	(1.8)	(423.3)	(2.3)	21.2
Depreciation and Amortization	(5,077.4)	(27.3)	(4,658.2)	(25.8)	(9.0)
Other expense, net	(168.3)	(0.9)	(77.6)	(0.4)	n/a
Intersegment Operations[1]	(0.3)	(0.0)	(0.5)	(0.0)	40.0
Operating Income	1,637.4	8.8	1,820.1	10.1	(10.0)
1For segment reporting purposes, intersegment operations are included in each of the segment operations.
2Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

Total net additions for the quarter were over 336.2 thousand RGUs. We experienced quarterly growth in all services. Video RGUs increased by 89.0 thousand, accelerating the positive trend experienced in the fourth quarter of 2021.
The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2022 and 2021.

RGUs	1Q’22 Net Adds	1Q’22	1Q’21
Video	89,041	4,255,501	4,246,101
Broadband	82,924	5,732,026	5,534,819
Voice	147,327	4,764,592	4,382,405
Mobile	16,927	172,978	93,574
Total RGUs	336,219	14,925,097	14,256,899

First quarter sales increased by 1.1% to Ps.11,804.5 million compared with Ps.11,676.5  million in the first quarter of 2021 driven by solid RGU net additions in voice and broadband.
First quarter operating segment income increased by 3.0% to Ps.4,979.3 million compared with Ps.4,834.6 million in the first quarter of 2021. The margin reached 42.2%.
The following tables set forth the breakdown of revenue and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for the first-quarter of 2022 and 2021.

MSO Operations (1) Millions of Mexican pesos	1Q’22	1Q’21	Change %
Revenue	10,820.6	10,465.4	3.4
Operating Segment Income	4,674.5	4,483.3	4.3
Margin (%)	43.2	42.8

Enterprise Operations (1) Millions of Mexican pesos	1Q’22	1Q’21	Change %
Revenue	1,528.4	1,700.3	(10.1)
Operating Segment Income	493.3	528.3	(6.6)
Margin (%)	32.3	31.1
(1) These results do not include consolidation adjustments of Ps.544.5 million in revenue nor Ps.188.5 million in Operating Segment Income for the first quarter of 2022, neither the consolidation adjustments of Ps.489.2 million in revenue nor Ps.177.0 million in Operating Segment Income for the first quarter of 2021. Consolidation adjustments are considered in the consolidated results of the Cable segment.

First-quarter sales and operating segment income in our MSO operations increased by 3.4% and 4.3%, respectively.
First-quarter sales and operating segment income in our Enterprise Operations decreased by 10.1% and 6.6%, respectively, mainly due to tough comps and because in 2021 we concluded the development of a sizable project called “Red Jalisco”, which was developed for the Government of the State of Jalisco to build a fiber network owned by the State.

Sky
During the quarter, Sky had 175.2 thousand RGUs disconnections, mainly driven by the loss of 163.8 thousand video RGUs.
The following table sets forth the breakdown of RGUs per service type for Sky as of March 31, 2022 and 2021.

RGUs	1Q’22 Net Adds	1Q’22	1Q’21
Video	(163,829)	7,244,246	7,487,371
Broadband	(8,003)	719,223	697,948
Voice	(42)	559	727
Mobile	(3,346)	26,920	6,811
Total RGUs	(175,220)	7,990,948	8,192,857

First-quarter sales decreased by 6.2% to Ps.5,275.7 million compared with Ps.5,624.8 million in the first quarter of 2021, mainly explained by the year-on-year decline in RGUs and lower recharges at Sky’s prepaid packages.
First-quarter operating segment income decreased by 13.6% to Ps.1,861.4 million compared with Ps.2,154.4 million in the first quarter of 2021, driven by the lower revenue. The margin was 35.3%.
Other Businesses
First quarter sales increased by 93.3% to Ps.1,661.1 million compared with Ps.859.5 million in the first quarter of 2021. This increase was mainly explained by the ongoing economic reopening  and more relaxed social distancing measures.
First quarter operating segment income significantly increased, turning positive across our different businesses and reaching Ps.376.4 million compared with the loss of Ps.9.3 million in the first quarter of 2021.

Corporate Expense
Corporate expense decreased by Ps.89.6 million, or 21.2%, to Ps.333.7 million in the first quarter of 2022, from Ps.423.3 million in the first quarter of 2021. This decrease reflected  a lower non-allocated expense in our current business segments, which was partially offset by higher share-based compensation and employee profit sharing expenses.
Share-based compensation expense in the first quarter of 2022 and 2021, amounted to Ps.260.6 million and Ps.228.3 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The net increase of Ps.32.4 million primarily reflected an increase in the market price of our CPO.

Other Expense, Net
Other expense, net, increased by Ps.90.7 million, to Ps.168.3 million in the first quarter of 2022, from Ps.77.6 million in the first quarter of 2021. This increase reflected primarily a higher non-recurrent severance expense in connection with dismissals of personnel in our Cable segment, as well as an increase in the cost of a deferred compensation plan for certain officers of our Cable segment, which was partially offset by a decrease in expense to prevent COVID-19.
The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended March 31, 2022 and 2021.

Other expense, net	1Q’22	1Q’21
Cash	141.5	29.5
Non-cash	26.8	48.1
Total	168.3	77.6

Finance Expense, Net
The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2022 and 2021.

	1Q’22	1Q21	Favorable (Unfavorable) change
Interest expense	(2,805.9)	(2,305.5)	(500.4)
Interest income	338.9	181.1	157.8
Foreign exchange loss, net	(2,307.4)	(1,374.6)	(932.8)
Other finance expense, net	(115.3)	(117.0)	1.7
Finance expense, net	(4,889.7)	(3,616.0)	(1,273.7)

Finance expense, net, increased by Ps.1,273.7 million, to Ps.4,889.7 million in the first quarter of 2022, from Ps.3,616.0 million in the first quarter of 2021.
This increase reflected:
(i)
a Ps.932.8 million increase in foreign exchange loss, net, resulting primarily from a 3.1% appreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar asset position in the first quarter of 2022, in comparison with a 2.6% depreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position in the first quarter of 2021; and

(ii)
a Ps.500.4 million increase in interest expense, primarily due to finance expense incurred in the partial prepayment of our long-term debt in the first quarter of 2022, which included the difference between the redemption price and the principal amount of our partial redemption of Senior Notes due 2025, as well as related unamortized finance costs.

These unfavorable variances were partially offset by (i) a Ps.157.8 increase in interest income, primarily explained by both a higher average amount of cash equivalents and a higher interest rate in the first quarter of 2022; and (ii) a Ps.1.7 million decrease in other finance expense, net, resulting primarily from changes in the fair value of our derivative contracts.

Share of Income of Associates and Joint Ventures, Net
Share of income of associates and joint ventures, net, increased by Ps.413.6 million, to Ps.465.4 million in the first quarter of 2022, from Ps.51.8 million in the first quarter of 2021. This increase reflected mainly a higher share of income of TelevisaUnivision, Inc. (“TelevisaUnivision,” formerly known as Univision Holdings II, Inc.), which was partially offset by the absence in the first quarter of 2022 of a share of loss of Ocesa Entretenimiento, S.A. de C.V., a live entertainment company with operations primarily in Mexico, in which we maintained a 40% interest and disposed of in December 2021.
Beginning on January 31, 2022, (i) we increased our share in TelevisaUnivision from approximately 36% to approximately 45% on an as-converted basis, as a result of the transaction that we concluded with TelevisaUnivision on that date; and (ii) we began to recognize in our consolidated statement of income a 5.5% annual preferred dividend derived from our U.S.$750 million investment in preferred shares issued by TelevisaUnivision, which is payable in cash on a quarterly basis.

Income Taxes Benefit
Income tax benefit increased by Ps.115.2 million, to Ps.878.1 million in the first quarter of 2022, compared to Ps.762.9 million in the first quarter of 2021. This increase reflected primarily a higher income tax base (loss) that was partially offset by a decrease in the effective income tax rate.

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests decreased by Ps.44.1 million, or 17.1%, to Ps.214.5 million in the first quarter of 2022, compared with Ps.258.6 million in the first quarter of 2021. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was partially offset by a higher portion of net income attributable to non-controlling interests in our Cable segment.

Capital Expenditures
During the first quarter of 2022, we invested approximately U.S.$228.6 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the first quarter of 2022 and 2021.

Capital Expenditures Millions of U.S. Dollars	1Q’22	1Q’21
Cable	168.3	199.8
Sky	55.1	73.6
Other Businesses	1.8	1.7
Continuing operations	225.2	275.1
Discontinued operations	3.4	-
Total	228.6	275.1

For the full year 2022, we expect to invest approximately U.S.$867.0 million as an aggregate amount of capital expenditures in property, plant and equipment.

Closing of the Transaction with TelevisaUnivision

On January 24, 2022, we and Univision Holdings II, Inc. (“UH II”) announced that all required regulatory approvals sought in connection with the proposed merger of our media, content and production assets with UH II had been received as required in the transaction agreement entered into on April 13, 2021. On January 31, 2022, the Company and TelevisaUnivision, Inc. announced that this transaction was concluded on that date. In connection with this transaction, we recognized in the first quarter of 2022: (i) a preliminary consideration of U.S.$3,220 million in cash, U.S.$750 million in Class A common stock of TelevisaUnivision, and U.S.$750 million in Series B participating preferred stock of TelevisaUnivision, with an annual cumulative dividend of 5.5%; (ii) a preliminary income from discontinued operations in the amount of Ps.54,765.4 million, net of income taxes; and (iii) an increase in our share in TelevisaUnivision from approximately 36% to approximately 45% on an as-converted basis. Also, beginning in the first quarter of 2022, we began to present the results of our disposed businesses as discontinued operations in our consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022.

Debt and Lease Liabilities
The following table sets forth our total debt and lease liabilities as of March 31, 2022 and December 31, 2021. Amounts are stated in millions of Mexican pesos.

	March 31, 2022	December 31, 2021	Increase (Decrease)
Current portion of long-term debt	1,549.6	4,106.4	(2,556.8)

Long-term debt, net of current portion	111,453.1	121,685.7	(10,232.6)

Total debt (1)	113,002.7	125,792.1	(12,789.4)

Current portion of long-term lease liabilities	1,475.6	1,478.4	(2.8)

Long-term lease liabilities, net of current portion	7,398.8	8,202.2	(803.4)

Total lease liabilities	8,874.4	9,680.6	(806.2)

Total debt and lease liabilities	121,877.1	135,472.7	(13,595.6)
(1) As of March 31 of 2022 and December 2021, total debt is presented net of finance costs in the amount of Ps 1,1131.9 million and Ps 1,207.1 million, respectively.
As of March 31, 2022, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and certain non-current investments in financial instruments) was Ps.56,948.2 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of March 31, 2022, amounted to Ps.3,856.9 million.

In February 2022, our revolving credit facility with a syndicate of banks was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos, and extended for a three-year term, with maturity in February 2025.
In February and March 2022, we prepaid outstanding long-term loans with three Mexican banks, in the aggregate principal amount of Ps.6,000 million and related accrued interest for an aggregate amount of Ps.37.1 million. The original maturities of these loans were in the fourth quarter of 2022 and first quarter of 2023.
In March 2022, we completed a partial redemption of U.S.$200 million aggregate principal amount of our U.S.$600 million 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including the applicable redemption price and accrued and unpaid interest on the redemption date.

I.	Shares Outstanding

As of March 31, 2022 and December 31, 2021, our shares outstanding amounted to 330,810.0 million and 329,295.9 million shares, respectively, and our CPOs equivalents outstanding amounted to 2,827.4 million and 2,814.5 million, respectively. Not all of our shares are in the form of CPOs. The number of CPOs equivalents is calculated by dividing the number of shares outstanding by 117.
As of March 31, 2022 and December 31, 2021, the GDS (Global Depositary Shares) equivalents outstanding amounted to 565.4 million and 562.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.
Sustainability
During the first quarter of 2022, and for the fifth consecutive year, Televisa received the Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy), and Alianza por la Responsabilidad Social Empresarial (Alliance for the Social Responsibility of Businesses).
The Distintivo Empresa Socialmente Responsable recognizes leading companies for their voluntary and public commitment to adding social value to their operations considering their stakeholders.
With this recognition, Televisa reaffirms its commitment to contribute to the environmental and social well-being of the communities in which it serves, as well as to provide its continued support to sustainable development across its value chain.
COVID-19 Impact
For the quarter ended March 31, 2022, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Most non-essential economic activities are open with some limitations with respect to capacity and hours of operation. Notwithstanding the foregoing, during the quarter ended March 31, 2022, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.
Since the beginning of the pandemic, we have continued operating our media business (until its combination with Univision on January 31, 2022) and our telecommunications business uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended March 31, 2022, the production of new content continued in accordance with the requirements and health guidelines imposed by the Mexican Government.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we produce, organize, promote and/or are located in venues we own, are operating with some restrictions and taking the corresponding sanitary measures, and our casinos are operating with reduced capacity and hours of operation, with some casinos closing and reopening in regions with a high number of COVID-19 cases, as mandated by the authorities.  Local authorities may impose additional rules, including restrictions on capacity and operating hours, which may affect the results of our Other Businesses segment in the following months.
In addition, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.
The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website
The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2021, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com, when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.
In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivsion information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.
Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445
Rodrigo Villanueva, VP, Head of Investor Relations rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director aaudiffreda@televisa.com.mx

Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
 (Millions of Mexican Pesos)

	March 31,		December 31,
	2022		2021
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	61,072.0	Ps.	25,828.2
Trade notes and accounts receivable, net		8,725.3		13,093.0
Other accounts and notes receivable, net		899.6		1,026.2
Income taxes receivable		6,908.3		7,262.0
Other recoverable taxes		6,853.3		9,418.0
Derivative financial instruments		7.7		0.1
Due from related parties		6,230.5		874.9
Transmission rights and programming		462.8		7,591.7
Inventories		2,096.2		2,212.9
Contract costs		1,762.4		1,782.7
Assets held for sale		4,453.8		-
Other current assets		3,412.5		4,169.3
Total current assets		102,884.4		73,259.0

Non-current assets:
Trade notes and accounts receivable, net of current portion		385.1		385.1
Derivative financial instruments		360.5		133.2
Transmission rights and programming		1,022.8		12,841.0
Investments in financial instruments		3,862.1		6,076.1
Investments in associates and joint ventures		56,077.9		26,704.2
Property, plant and equipment, net		85,551.3		87,922.1
Right-of-use assets, net		7,009.9		7,604.6
Intangible assets, net		41,476.2		42,255.9
Deferred income tax assets		15,062.0		33,173.1
Contract costs		3,326.0		3,215.6
Other assets		269.7		172.2
Total non-current assets		214,403.5		220,483.1
Total assets	Ps.	317,287.9	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Millions of Mexican Pesos)

	March 31,		December 31,
	2022		2021
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	1,549.6	Ps.	4,106.4
Interest payable		1,851.8		2,034.6
Current portion of lease liabilities		1,475.6		1,478.4
Derivative financial instruments		0.2		149.1
Trade accounts payable and accrued expenses		17,235.5		22,874.3
Customer deposits and advances		2,270.2		8,998.5
Advances from TelevisaUnivision		2,085.9		-
Income taxes payable		4,249.3		7,680.8
Other taxes payable		2,590.9		4,417.0
Employee benefits		1,188.9		2,332.3
Due to related parties		380.4		82.1
Liabilities related to assets held for sale		2,892.9		-
Other current liabilities		1,358.9		2,516.0
Total current liabilities		39,130.1		56,669.5
Non-current liabilities:
Long-term debt, net of current portion		111,453.1		121,685.7
Lease liabilities, net of current portion		7,398.8		8,202.2
Derivative financial instruments		-		23.8
Advance from TelevisaUnivision		5,393.8		-
Income taxes payable		-		104.8
Deferred income tax liabilities		2,311.6		2,210.7
Post-employment benefits		823.8		1,913.7
Other long-term liabilities		1,758.8		6,407.7
Total non-current liabilities		129,139.9		140,548.6
Total liabilities		168,270.0		197,218.1

EQUITY
Capital stock		4,836.7		4,836.7
Additional paid-in capital		15,889.8		15,889.8
		20,726.5		20,726.5
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		85,321.7		80,023.4
Net income for the period		52,642.1		6,055.8
		140,102.8		88,218.2
Accumulated other comprehensive loss, net		(14,407.0)		(13,622.0)
Shares repurchased		(12,776.6)		(14,205.1)
		112,919.2		60,391.1
Equity attributable to stockholders of the Company		133,645.7		81,117.6
Non-controlling interests		15,372.2		15,406.4
Total equity		149,017.9		96,524.0
Total liabilities and equity	Ps.	317,287.9	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(Millions of Mexican Pesos)

		Three months ended March 31,
		2022		2021 (1)
		(Unaudited)		(Unaudited)

Continuing operations:
Net sales	Ps.	18,609.2	Ps.	18,022.3
Cost of sales		11,826.9		11,383.2
Selling expenses		2,133.2		1,977.1
Administrative expenses		2,843.4		2,764.3
Income before other expense		1,805.7		1,897.7
Other expense, net		(168.3)		(77.6)
Operating income		1,637.4		1,820.1
Finance expense		(5,228.6)		(3,797.1)
Finance income		338.9		181.1
Finance expense, net		(4,889.7)		(3,616.0)
Share of income of associates and joint ventures, net		465.4		51.8
Loss before income taxes		(2,786.9)		(1,744.1)
Income tax benefit		878.1		762.9
Loss from continuing operations		(1,908.8)		(981.2)

Discontinued operations:
Income from discontinued operations, net		54,765.4		655.4
Net income, (loss)	Ps.	52,856.6	Ps.	(325.8)

Net income (loss) attributable to:
Stockholders of the Company	Ps.	52,642.1	Ps.	(584.4)
Non-controlling interests		214.5		258.6
Net income, (loss)	Ps.	52,856.6	Ps.	(325.8)

Basic earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(0.72)	Ps.	(0.44)
Discontinued operations		19.40		0.23
Total	Ps.	18.68	Ps.	(0.21)

(1)
The Group’s comparative consolidated statements of income for the three months ended March 31, 2022 and 2021, have been prepared to reflect the discontinued operations following the transaction concluded by the Group with TelevisaUnivision on January 31, 2022. Accordingly, the consolidated statement of income for the three months ended March 31, 2021, has been restated from that previously reported by the Company for such period, to present as discontinued operations the businesses disposed of by the Group in the first quarter of 2022.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: April 27, 2022	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel